Cardiff International, Inc.

4685 So. Highland Dr., Suite 202

Salt Lake City, Utah 84117

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder.

This Information Statement is being mailed on or about November 1, 2005, to holders of shares of common stock, no par value, of Cardiff International, Inc. (the “Common Stock”), a Colorado corporation ( the “Company”). You are receiving this Information Statement in conjunction with the possible appointment of persons designated by Legacy Card, Inc., a Nevada corporation (“Legacy”), to the board of directors of (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of November 1, 2005 (the “Merger Agreement”), by and among Legacy and Legacy Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of the Company (“Merger Subsidiary”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the Merger Agreement, Merger Subsidiary will be merged with and into Legacy, with Legacy remaining as the surviving corporation and becoming a wholly-owned subsidiary of the Company (the “Merger”). Upon closing of the Merger (the “Closing”), shares of the Company’s common stock (the “Company Common Stock”) will be issued in exchange for all of the issued and outstanding shares of common stock of Legacy, and all outstanding options, warrants, convertible debt, other convertible securities or other rights to acquire shares of Legacy will be assumed by the Company and will thereafter be exercisable for shares of the Company’s Common Stock.

The information contained in this Information Statement concerning Legacy and the Legacy Designees (as defined below) has been furnished to the Company by Legacy and the Company assumes no responsibility for the accuracy or completeness of such information.

General

The Company Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company (or act by written consent or authorization if no such meeting is held). Each share of the Company Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of November 1, 2005, there were 675,290 shares of the Company Common Stock issued and outstanding.

Change in Control

Except for the anticipated change in control related to the Closing of the Merger Agreement, there has been no change in control of the Company during the most recent fiscal year ended September 30, 2005, nor to the date hereof; and there are no other current agreements, pledges of the Company Common Stock or arrangements or understandings that may result in a change in control of the Company.

The Company’s Current Directors and Executive Officers

The individuals named below are the Company’s current directors and executive officers. As indicated above, effective at Closing, the current directors will resign their board membership and be replaced by the Legacy Designees. Such individuals will also resign as executive officers and be replaced by the executive officers of Legacy described above. Each director listed below is a citizen of the United States: Charles Calello and Clay Calello are husband and wife.

Name of Current Designee	Age	Title
Charles Calello	67	President and Director
Clay Calello	64	Secretary/Treasurer, Vice President and Director

Legal Proceedings

During the last five years, neither has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities law or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation SB promulgated by the SEC.

Legacy Designees to the Company Board

The Merger Agreement provides that, prior to the Closing, the current directors of the Company shall submit their resignations to the Company, which resignations shall be effective as of the Closing. Prior to their resignations, the current directors of the Company shall appoint to the Company Board the individuals named below (collectively, the “Legacy Designees”), which appointments shall be effective as of the Closing. Each of the Legacy Designees currently serves on the board of directors of Legacy.

Based solely upon information provided to Legacy by the Legacy Designees, Legacy has advised the Company that each of the Legacy Designees has consented to serve as a director of the Company if appointed or elected, as the case may be. None of such persons currently is a director of, or holds any position with, the Company. Based solely upon information provided to Legacy by the Legacy Designees, Legacy has advised the Company that none of the Legacy Designees nor any of their respective affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), other than with respect to transactions among Legacy, Merger Subsidiary and the Company pursuant to the Merger Agreement.

Based solely upon information provided to Legacy by the Legacy Designees, Legacy has advised the Company that none of Legacy Designees has, The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. The current business address for each individual listed below, unless otherwise indicated below, is 5717 Tanner Bridge Avenue, Westlake Village, CA 91362, telephone no. (818) 879-9722. Each such person is, unless indicated below, a citizen of the United States.

Name of Designee	Age	Position Held

Gary R. Teel	51	Chairman of the Board
Daniel Thompson	57	Director

Gary R. Teel. Mr. Teel has over 20 years experience in national advertising sales, and the provision of product placement services for the entertainment industry. He has launched several co-branded credit cards including special card programs for the cities of Branson MO; Pigeon Forge TN; and Myrtle Beach SC. Gary is past president of Premier Entertainment Services Inc., a product placement company that specialized in generating valuable exposure for branded products on television and in feature films. His major corporate clients included The Coca-Cola Company and General Mills. He later formed Creative Film Promotions, Inc., where he was involved in all aspects of film production. Previously, he was as a partner of Teel-Weir Advertising Agency. Mr. Teel has a BA degree from the University of Nebraska.

Daniel Thompson. Mr. Thompson was appointed CEO/President of Legacy in June 2002. Formerly a television and entertainment industry professional with a 30-year career that embraces network and cable advertising sales programming production and product placement, Mr. Thompson was president of Creative Entertainment Services, which he founded and successfully sold in a transaction worth over $5 million. Mr. Thompson also founded and successfully sold an industry service company – Creative Television Marketing, a producer of short-form advertising concepts: Closed-Captioning Sponsorships, 10-Second Promotional Advertising vehicles, and network Game Show Merchandising. He also oversaw new business for A Creative Group, a full service entertainment marketing company. Mr. Thompson also founded CableRep USA, a media sales firm specializing in local market cable advertising, which he sold to Cox Cable in 1981. Mr. Thompson attended Wayne State University, Bellevue College, and College of Continuing Studies at University of Nebraska at Omaha.

Executive Officers of the Company after Closing of the Merger

The current executive officers of Legacy, as constituted immediately prior to the Merger, will become the executive officers of the Company following the Merger. The following information indicates the name, age and position of the current executive officers of Legacy as of November 1, 2005 and their employment history during the past five years. Certain information regarding those executive officers of Legacy who will also be directors of the Company is set forth under the “Legacy Designees” caption above.

Name	Age	Position Held	Position Since
Gary R. Teel	51	Secretary/Treasurer	2001
Daniel Thompson	57	CEO/President	2001
Robert Fallon	56	Chief Marketing Officer	2005

Gary Teel.	See above.

Daniel Thompson.	See above.

Robert Fallon. Mr. Fallon joined the company as East Coast V.P. Sales in July of 2002, and was promoted to Chief Marketing Officer in March of 2003. Fallon has 25 years in marketing/branding with Ocean Spray, Gillette, and Schick. His responsibilities in these positions included packaging, merchandising promotions, market research, channel management, pricing strategy, public relations, agency management, and direct profit and loss responsibility. While at Ocean Spray, Mr. Fallon headed Design Promotions and Marketing Communications, where he was involved with numerous lifestyle marketing tie-in events with such corporate partners as the NFL, Sony, Reebok, Universal Studios, Disney, America’s Cup, NCAA, Pepsi/Frito Lay, Ringling Bros. and NBC. Mr. Fallon is a graduate of Northeastern University with an MBA from Suffolk University. He is President and Chairman of the Board of the Promotion Marketing Association and serves on the Corporate Executive Council of WGBH Television Boston.

Significant Employees

The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business.

Family Relationships

Charles Calello, President and Director and Clay Calello, Vice President and Director, are husband and wife. Other than the aforementioned, there are no additional family relationships between the directors and executive officers of the Company or any nominees or designees to become directors and executive officers of the Company.

Involvement in Certain Legal Proceedings

The Company
Neither the Company nor its property is the subject of any pending legal proceeding.
Legacy

Except as indicated below, neither Legacy nor its property is the subject of any pending legal proceedings:

Adrian Butash v. Legacy Card Company, et al. LASC Case No.: SC 081 779. Mr. Butash filed a Complaint against Legacy Card Company (the predecessor LLC), and individual officers, Daniel Thompson and Gary Teel, for claimed back wages. He alleges that his employment was not terminated in January of 2002 but continued for a period of time thereafter under the terms and conditions of his original contract. The matter was forced to trial on or about June 2, 2005, without counsel representing Legacy Card Company and/or the individual officers. The Court issued its Ruling and Order which was subsequently challenged by the individuals and Legacy Card Company. Consequently, the Court found that Butash was entitled to a sum of $261,958.42 in back pay under the breach of contract theory. The Court also found Daniel Thompson joint and severally liable for this sum allegedly paying himself a salary and not paying Mr. Butash. (It is our understanding that evidence now exists that shows this finding to have been in error.) At present, the parties are in settlement discussions as well as considering a further post trial motion to provide evidence that was previously unavailable to extricate Mr. Thompson from any finding of joint and several liability. As well, based on no liability found against Mr. Teel, Mr. Thompson and Legacy Card Company for the alleged Labor Code violations in a post trial motion, Legacy Card Company anticipates filing a further post trial motion to recover its attorneys’ fees incurred as well as certain recoverable costs. In addition, evaluation is ongoing concerning an appeal pending Court determinations of the aforementioned post trial motions.

Audit Committee

Prior to the Merger, the Company Board did not establish an Audit Committee because, due to the Company Board’s composition, it was able to effectively manage the issues normally considered by an audit committee. Following the Merger, a further review of this issue will no doubt be necessitated and undertaken by new management.

Compensation Committee

Prior to the Merger, the Company Board did not establish a Compensation Committee because, due to the Company Board’s composition and the Company’s relatively limited operations, it was able to effectively manage the issues typically considered by a compensation committee. Following the Merger, a further review of this issue will no doubt be necessitated and undertaken by new management.

Nominating and Corporate Governance Committee

Prior to the Merger, the Company Board did not establish a Nominating and Corporate Governance Committee because, due to the Company Board’s composition, it was able to effectively manage the issues normally considered by a nominating and corporate governance committee. Following the Merger, a further review of this issue will no doubt be necessitated and undertaken by new management.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of Legacy’s common stock as of November 1, 2005 and of the Company Common Stock on a proforma basis, following the Merger, by (i) each stockholder known by Legacy to be the beneficial owner of more than 5% of Legacy common stock (or who would be the beneficial owner of more than 5% of the Company Common Stock after the Merger); (ii) each director of Legacy and director-nominee of the Company; (iii) each executive officer named in the summary compensation table below; and (iv) all of Legacy’s directors and executive officers as a group (who will become the Company’s directors and executive officers upon the Closing of the Merger).

					Pro-forma
		Number of	Total	Percent	Percent
	Number of	Shares	Number of	of	of
	Shares of	Underlying	Shares	Legacy	Cardiff
Name of Beneficial	Common	Convertible	Beneficially	Common	Common
Owner (1)	Stock Owned	Securities (2)	Owned (3)	Stock (4)	Stock (5)
Gary R. Teel (6)	6,494,848	0	6,494,848	36.1%	32.6%
Daniel Thompson (7)	3,343,864	0	3,343,864	18.6%	16.8%
Robert Fallon	0	0	0	0%	0%

Directors and executive officers
As a group (3 persons)	10,061,288	0	10,061,288	55.9%	50.4%

(1)

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)

Under the rules of the SEC, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options or warrants or upon conversion of securities convertible into common stock.

(3)	Represents the aggregate number of shares beneficially owned by each shareholder.

(4) Calculated on the basis of 18,000,000 shares of common stock outstanding as of November 1, 2005, provided that any additional shares of common stock that a shareholder has the right to acquire within 60 days after November 1, 2005, are deemed to be outstanding for the purpose of calculating that shareholder’s percentage beneficial ownership.

(5) Calculated on the basis of: (a) 18,000,000 shares of Legacy Capital Stock outstanding as November 1, 2005, provided that any additional shares of common stock that a shareholder has the right to acquire within 60 days after November 1, 2005, are deemed to be outstanding for the purpose of calculating that shareholder’s percentage beneficial ownership; (b) 675,290 shares of the Company Common Stock outstanding as of November 1, 2005; (c) a total of 535,407 shares that will be cancelled under certain related party agreements discussed elsewhere herein; (d) a total of 535,407 shares that will be cancelled under certain related party agreements discussed elsewhere herein; and (e) a total of 1,175,000 to be issued to certain finders discussed elsewhere herein in connection with the completion of the Merger.

(6) Includes 4,094,848 shares issued in the name of Mr. Teel, 1,200,000 shares owned by the Teel Family Trust, and 1,200,000 shares owned by Mr. Teel’s children.

(7) Includes 1,743,864 shares issued in the name of Mr. Thompson, 1,000,000 shares owned by the Thompson Family Trust, and 600,000 shares owned by Mr. Thompson’s minor children.

Certain Relationships and Related Transactions

Following is a discussion of certain relationships and related transactions concerning the Merger. In addition, because the Company will assume certain obligations of Legacy as of the Closing, the discussion below also includes a description of certain related transactions concerning Legacy.

The Company

Indemnification Agreement

At Closing, Corporate Capital Management LLC (“CCM”) and/or The VentureBanc, Inc. (“VentureBanc”) shall pay Jenson Services, Inc., a Utah corporation (“Jenson Services”), the sum of $225,000, $25,000 of which has already been deposited into the Trust Account of Leonard W. Burningham, Esq., counsel for the Company, in consideration of Jenson Services’ indemnification of the Company and Legacy with respect to any and all past liabilities of any type or nature of the Company existing or arising prior to Closing, and the Company shall issue an aggregate of 1,175,000 shares of the Company Common Stock to CCM and VentureBanc, in such proportion as they shall agree in writing. It is not anticipated that either will become a five percent stockholder of the Company.

Letter Agreements

The following persons have agreed to enter into certain Letter Agreements that will provide:

Subject to and in consideration of the Closing of the Merger, Charles Calello, the Company’s current President and a director, Carole Beroff and Jenson Services, will cancel an aggregate of 535,407 shares of the Company Common Stock currently owned by them. Mr. Calello will cancel 125,000 shares; Ms. Beroff will cancel 160,407 shares; and Jenson Services will cancel 250,000 shares.

In consideration of the payment of a pro rata portion of the estimated $20,000 expenses of the Company in connection with the Merger, the following persons will be issued an aggregate of 535,116 shares of the Company Common Stock that are “restricted securities” as defined in SEC Rule 144: Charles Calello, 178,289 shares; Carole Beroff, 178,414 shares; Duane S. Jenson, 17,841 shares; Travis T. Jenson, 80,286 shares; and Thomas J. Howells, 80,286 shares. Messrs. D. Jenson, T. Jenson and T. Howells are all directors, executive officers and principal shareholders of Jenson Services. The holders of these shares are to be accorded “piggy back” registration rights to have their respective shares included in any registration statement that may be filed by the SEC at no cost to such holders.

50,000 shares of the Company Common Stock that are also restricted securities shall be issued to Leonard W. Burningham, Esq., legal counsel for the Company in connection with the Merger, for partial payment of his services. He will also be paid a flat fee of $15,000 in cash.

Legacy

Employment Agreements

On June 3, 2002, we entered into employment agreements with each of Gary R. Teel and Daniel Thompson. The terms of the agreements are similar and include the following terms: (1) monthly salaries of $25,000, (ii) annual bonus of 2% pre-tax profits, (iii) five year term; (iv) medical and health benefits; (v) termination without cause results in compensation paid for four years, (vi) the sale of the Company results in compensation paid for three years. Mr. Teel and Mr. Thompson each waived there salary since the inception of Legacy. We anticipate salaries will be paid to each of them commencing in the first quarter of 2006.

On August 3, 2005, Legacy entered into an employment agreement with Ruth Martin Fisher. Under the agreement, Ms. Fisher will be Legacy’s Executive Vice President, Strategic Marketing. The term of the agreement is 60 months. The agreement provides for a monthly salary of $15,000. In addition to her base salary, Ms. Fisher is entitled to an annual performance bonus of ½ of 1% of Gross Pre-Tax Profit. The agreement provides for an option to purchase 200,000 shares at $1.25. The option vests six months after employment was commenced. The agreement provides for a vehicle allowance of $15,000 per year commencing 30 days after the Legacy Credit Card is launched. If Ms. Fisher is terminated without cause or if Legacy is sold, she is entitled to five years of current salary.

On August 5, 2005, Legacy entered into an employment agreement with Jacob Herschend. Under the agreement, Mr. Herschend is Legacy’s Vice President of Corporate Marketing and Sales. The term of the agreement is 60 months. The agreement provides for a monthly salary of $6,266, which will increase to $8,333 when the St. Louis Pilot Program is completed.. In addition to his base salary, Mr. Herschend is entitled to an annual performance bonus of ½ of 1% of Gross Pre-Tax Profit. The agreement provides for an option to purchase 125,000 shares at $1.25. If Mr. Herschend is terminated without cause, he is entitled to six months compensation. If Legacy is sold, he is entitled to one year of compensation.

On August 23, 2005, Legacy entered into an employment agreement with Lauren Fee. The term of the agreement is 12 months. The agreement provides for a monthly salary of $2,330, which will increase to $2,630 when the St. Louis Pilot Program is completed.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock beneficially owned by them. Directors, executive officers and greater than 10% shareholders are required to furnish the Company with copies of all 16(a) reports they file with the SEC. Based solely upon its review of the forms required to be filed with the SEC by Section 16(a) of the Exchange Act, as amended, that have been received by the Company, the Company believes there has been compliance with all filing requirements applicable to its officers, directors and beneficial owners of greater than 10% of the Company Common Stock.

Executive Compensation

The Company

No compensation was paid to directors or executive officers of the Company during the past three fiscal years ended September 30, 2005.

Legacy

The following table sets forth certain information concerning compensation for services rendered for the past three years to Legacy’s Chief Executive Officer and to Legacy’s most highly compensated officers other than the CEO, whose annual salary and bonus exceeded $100,000:

	Annual Compensation				Long-Term Compensation

					Awards		Payouts	All
Name and Other Annual				Other Annual	Stock	Options/		Other
Principal Position	Year	Salary	Bonus	Compensation	Awards	SAR’s (#)	LTIP Payouts	Compensation
Gary R. Teel	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Chairman	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2002	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Daniel Thompson	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
CEO	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2002	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Mr. Teel and Mr. Thompson each waived there salary since the inception of Legacy. We anticipate salaries will be paid to each of them commencing in the first quarter of 2006. See the summary of the Employment Agreements of Messrs. Teel and Thompson referenced above.

Information Concerning the Company Board

The Company’s business affairs are managed under the direction of the Company Board. Members of the Company Board are informed about the Company’s affairs through presentations, reports and documents distributed to the directors, through operating and financial reports routinely presented at meetings of the Company Board and through other means. The Company’s directors not only attend meetings of the Company Board, but also have personal meetings and other communications, including telephone contact, with management. The Company Board held no meetings and did not act by unanimous written consent during the Company’s fiscal year ended September 30, 2005.

Stockholder Communication with the Board of Directors and Director Attendance at Annual Meetings

After the Merger, the Company Board will provide a process for stockholders to send communications to the Company Board or any of its directors. All such communication will be compiled by the corporate secretary and submitted to the Company Board or the individual directors on a periodic basis.